UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2006

Commission File Number 000-29546

Adastra Minerals Inc.

(Translation of registrant's name into English)

Castlewood House, 77/91 New Oxford Street, London, England WC1A 1DG

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒     Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes [ ]     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

Consolidated Financial Statements

(Expressed in United States dollars)

ADASTRA MINERALS INC.

Three and six months ended April 30, 2006 and 2005

(Unaudited - Prepared by Management)

ADASTRA MINERALS INC.

(Unaudited - Prepared by Management)

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-109 Part 4 Subsection 4.3(3)(a), if an auditor has not performed a review of interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The unaudited interim financial statements of the Company as at April 30, 2006 and for the three and six months ended April 30, 2006 and 2005, were prepared by, and are the responsibility of the Company’s management.

The Company’s independent auditor did not perform a review of these interim financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

ADASTRA MINERALS INC.

Consolidated Balance Sheets

(Unaudited - Prepared by Management)

(Expressed in United States dollars)

April 30,	October 31,
2006	2005

Assets

Current assets:

Cash and cash equivalents	$10,584,484	$5,595,972
Cash held in trust (note 7)	2,971,959	-
Amounts receivable and prepaid expenses	708,652	486,538
	14,265,095	6,082,510

Equipment	489,383	199,802

Mineral properties (note 2)	16,362,833	21,760,738

Mineral property evaluation costs (note 3)	4,642,232	4,538,897

$35,759,543	$32,581,947

Liabilities and Shareholders’ Equity

Current liabilities:

Accounts payable and accrued liabilities	$8,672,553	$2,287,842

Long-term debt (note 4)	1,059,280	-

Non-controlling interest	17,500	8,750

Shareholders’ equity:

Share capital (note 5(a))	80,262,595	67,348,642
Contributed surplus (note 5(d))	361,158	5,685,029
Deficit	(54,613,543)	(42,748,316)
	26,010,210	30,285,355

$35,759,543	$32,581,947

See accompanying notes to consolidated financial statements

1

ADASTRA MINERALS INC.

Consolidated Statements of Operations and Deficit

(Unaudited - Prepared by Management)

(Expressed in United States dollars)

    Three months ended April 30,                         Six months ended April 30,

2006	2005	2006	2005

Administration costs:

Amortization	$17,595	$2,887	$21,749	$5,797
Bank charges and interest	2,226	1,235	4,783	2,801
Investor relations	148,290	128,489	202,461	206,624
Office and administration	197,336	86,660	303,370	178,662
Professional fees	60,963	36,613	205,797	112,039
Regulatory authorities filing fees	42,701	30,554	113,474	87,785
Salaries and wages	1,131,838	207,875	1,367,388	375,026
Stock-based compensation (note 5)	883,445	389,436	986,456	808,489
Transfer agent	12,543	6,473	17,385	7,733
Travel and accommodation	6,203	4,100	14,592	11,259
2,503,140		894,322	3,237,455	1,796,215

Other items:

Interest income	(87,586)	(99,126)	(160,040)	(209,298)
Mineral property evaluation costs	25	43	160	43
Foreign exchange loss (gain)	12,155	12,044	(198,675)	(37,860)
Offer assessment costs (note 7)	6,244,700	-	8,986,327	-
6,169,294		(87,039)	8,627,772	(247,115)

Loss for the period	(8,672,434)	(807,283)	(11,865,227)	(1,549,100)

Deficit, beginning of period	(45,941,109)	(40,871,657)	(42,748,316)	(40,129,840)

Deficit, end of period	$(54,613,543)	$(41,678,940)	$(54,613,543)	$(41,678,940)

Basic and diluted loss per share	$(0.11)	$(0.01)	$(0.16)	$(0.02)

Weighted average number of

common shares outstanding	77,562,094	70,735,925	75,685,577	70,735,925

See accompanying notes to consolidated financial statements.

2

ADASTRA MINERALS INC.

Consolidated Statements of Cash Flows

(Unaudited - Prepared by Management)

(Expressed in United States dollars)

    Three months ended April 30,                         Six months ended April 30,

2006	2005	2006	2005

Cash provided by (used in):

Operations:

Loss for the period	$(8,672,434)	$(807,283)	$(11,865,227)	$(1,549,100)

Items not involving cash:

Amortization	17,595	2,887	21,749	5,797
Stock-based compensation	883,445	389,436	986,456	808,489
(7,771,394)	(414,960)	(10,857,022)		(734,814)

Changes in non-cash operating

working capital:

Cash held in trust	(2,971,959)	-	(2,971,959)	-

Decrease (increase) in amounts

receivable and prepaid expenses	(135,222)	(120,041)	(222,114)	(47,612)

Increase (decrease) in accounts

payable and accrued liabilities	1,366,903	182,269	3,842,087	(93,822)
(9,511,672)	(352,732)	(10,209,008)	(876,248)

Investments:

Purchase of property, plant and

equipment	(69,433)	(18,248)	(314,785)	(24,664)
Expenditures on mineral properties	(2,808,845)	(2,325,986)	(5,366,678)	(4,010,782)
Contribution towards mineral properties	11,001,828	-	11,001,828	-

Expenditures on mineral property

evaluation costs	(15,617)	(5,522)	(103,153)	(30,763)
8,107,933	(2,349,756)	5,217,212	(4,066,209)

Financing:

Issue of share capital on private

placement, net	(21,545)	-	8,138,669	-

Cash settlement of taxes on option

exercises	-	-	(59,967)	-
Proceeds from long-term debt	1,059,280	-	1,059,280	-

Issue of share capital on exercise

of options and warrants	661,387	-	833,576	-
Sale of interest (note 2(a))	8,750	-	8,750	-
1,707,872		-	9,980,308	-

Increase (decrease) in cash and cash

equivalents	304,133	(2,702,488)	4,988,512	(4,942,457)

Cash and cash equivalents, beginning

of period	10,280,351	14,024,345	5,595,972	16,264,314

Cash and cash equivalents, end of period	$10,584,484	$11,321,857	$10,584,484	$11,321,857

Cash is defined as cash and cash equivalents and joint venture cash.

Supplementary disclosure:

Interest received, net	$87,586	$99,126	$160,040	$209,298

Non-cash investing and financing

activities:

Stock-based compensation for

mineral property expenditures	233,972	-	233,972	-

See accompanying notes to consolidated financial statements.

3

ADASTRA MINERALS INC.

Notes to Consolidated Financial Statements

(Unaudited - Prepared by Management)

(Expressed in United States dollars)

Three and six months ended April 30, 2006 and 2005

1.	Significant accounting policies:

These consolidated financial statements of Adastra Minerals Inc. (the “Company”) do not include all disclosures required by Canadian generally accepted accounting principles for annual financial statements, and accordingly, these consolidated financial statements should be read in conjunction with the Company’s most recent annual consolidated financial statements. These consolidated financial statements follow the same accounting policies and methods of application used in the Company’s annual audited consolidated financial statements as at and for the year ended October 31, 2005.

2.	Mineral properties:

Amounts deferred in respect of mineral properties consist of the following:

DRC Kolwezi	DRC Quarry			Zambia
Tailings	Sub-surface	Licenses	Angola	Solwezi	Total

Balance, October 31,

2005	$20,546,346	$-	$-	$1,214,391	$1	$21,760,738

Amortization	3,273	-	-	-	-	3,273
Consulting	3,612,988	-	23,296	-	-	3,636,284

Contribution

from IFIs	(11,368,638)	-	-	-	-	(11,368,638)

Exploration office

and accounting	315,482	13,791	-	-	-	329,273
Geology	10,448	-	-	-	-	10,448
Interest received	(28,656)	-	-	-	-	(28,656)
Legal	509,485	-	1,400	-	-	510,885
Salaries	707,683	-	-	-	-	707,683
Site management	18,567	-	-	-	-	18,567
Travel	782,976	-	-	-	-	782,976
	(5,436,392)	13,791	24,696	-	-	(5,397,905)

Balance, April 30,

2006	$15,109,954	$13,791	$24,696	$1,214,391	$1	$16,362,833

(a)	Democratic Republic of Congo - Kolwezi:

Since October 1998, the Company’s wholly-owned subsidiary, Congo Mineral Developments Limited (“CMD”), has signed and/or initialled various agreements with La Générale des Carrières et des Mines (“Gécamines”) and/or the Government of the Democratic Republic of Congo (“GDRC”), governing the terms of the Kolwezi Tailings Project (the “Project”). In March 2004, CMD, GDRC and Gécamines signed a Contract of Association (the “CoA”) governing the Project and the ownership and management of Kingamyambo Musonoi Tailings S.A.R.L. (“KMT”), the company incorporated earlier that month in the Democratic Republic of Congo (“DRC”) to own the mining title to the tailings and develop the Project. In accordance with the CoA, the Tailings Exploitation Rights to the Project have been transferred to KMT.

4

ADASTRA MINERALS INC.

Notes to Consolidated Financial Statements

(Unaudited - Prepared by Management)

(Expressed in United States dollars)

Three and six months ended April 30, 2006 and 2005

2.        Mineral properties (continued):

(a)	Democratic Republic of Congo - Kolwezi (continued):

The Company initially owned 82.5% of KMT, with Gécamines and GDRC owning 12.5% and 5.0% respectively. The CoA recognizes the framework agreement that was entered into by the Company in February 2003 for the Industrial Development Corporation of South Africa Limited (“IDC”) and the International Finance Corporation (“IFC”) to participate in the Project.

During the quarter ended April 30, 2006, the IDC and IFC exercised options and acquired 10% and 7.5% interests respectively in KMT. As a result, the IFC and IDC paid combined proceeds of $8,750 for the purchase of their interests, $1,059,280 for their participation in loans to KMT, and $11,368,638 as their contributions towards expenditure on the Project. The contributions towards expenditure on the Project have been applied against the mineral properties expenditure relating to the Project. Under the CoA, KMT is to pay Gécamines a total of $15,000,000 as consideration for the Tailings Exploitation Rights (“TER”): $5,000,000 was paid following the transfer to KMT of the TER on May 27, 2004, and $10,000,000 will be paid following the completion of all financing arrangements for the Project. The $15,000,000 is to be provided to KMT by CMD and other participating parties such as the IDC and IFC based on their pro rata ownership of the Project excluding Gécamines and GDRC’s percentage ownership. Gécamines is to receive an annual dividend of the greater of its ordinary dividend and 2.5% of free cash flow (as defined) for each year from start-up until senior debt and subordinated loans (including all interest thereon) have been fully reimbursed. Thereafter, Gécamines will be entitled to an annual dividend based on 10% of the average price realized for cobalt sold in a year in excess of $10.00 per pound (adjusted for inflation) in addition to any ordinary dividend received by Gécamines, providing that ordinary dividends are paid in such year.

CMD and the participating parties are to complete feasibility studies, carry out an environmental impact study, draw up an environmental management plan and obtain commitments for financing the Project by November 27, 2007 (a time period of three years and six months from transfer date of the mining rights).

(b)	Democratic Republic of Congo - Quarries:

In 2005, the Company’s subsidiary, Roan Prospecting and Mining Sprl, obtained exploration rights for quarries in the DRC. The rights cover ten concession areas: eight for limestone, and two for aggregates. The renewable licences have an initial term of one year. During the six months ended April 30, 2006, the Company began work on these licences.

5

ADASTRA MINERALS INC.

Notes to Consolidated Financial Statements

(Unaudited - Prepared by Management)

(Expressed in United States dollars)

Three and six months ended April 30, 2006 and 2005

2.        Mineral properties (continued):

(c)	Angola:

During the year ended October 31, 2001, the Government of Angola awarded two licences to Endiama E.P. (“Endiama”), the Angola state mining company, for properties to be explored and developed with the Company’s wholly owned subsidiary, IDAS Resources N.V. ("IDAS"), a Netherlands Antilles company. These properties are a prospecting licence which comprises approximately 2,690 km2 in the Cuango River floodplain and an adjacent exploitation licence (“Camutue”) which comprises approximately 246 km2. Both licences are in the Provinces of Luanda-Norte and Malange, Angola. IDAS was acquired by the Company in 1998, and under the terms of the share purchase agreement, the vendors retained a net profits interest equal to 20% of the profits, to a maximum of $56,000,000, resulting from IDAS’ share of income from operations of its then Angola mineral properties. The covered properties include the licence areas mentioned above. “Profits” means the actual and distributable proceeds received by IDAS from the properties, to be calculated based on international generally accepted accounting principles.

During the year ended October 31, 2002, IDAS entered into a Heads of Agreement with Endiama and Twins Ltd. (“Twins”), a company representing private sector Angolan interests. The Heads of Agreement governed the ownership structure relating to the two licences in Angola and the obligations of the parties. The parties agreed to the formation of a new company (later agreed to be called “Luminas”) which would exercise the mining rights. The financing of the project was to be undertaken by IDAS. IDAS was to own 51% of the share capital of Luminas for the period of time that any loans to Luminas by IDAS remained outstanding. Endiama was to own 38% and Twins 11%. Once the loans had been repaid in full, IDAS was to own 49%, Endiama 38% and Twins 13%. IDAS also verbally agreed, and subsequently completed formal drafting of, arrangements with Twins to ensure IDAS’ continued voting control of Luminas. The Heads of Agreement and a subsequent agreement entered into by the parties set out the repayment terms of the loans from cash flows and called for a minimum investment of $1,500,000 by IDAS for each of the two licences. IDAS was to pay 10% of its dividends to Endiama during the first eighteen months of production. The board of directors of Luminas was to be comprised of five members of whom three were to be nominated by IDAS. However, IDAS was unable to progress matters further, and the Company believes that Endiama has repudiated its contractual obligations. Consequently, the Company filed a legal suit against Endiama in Texas, USA, on May 18, 2005 citing breach of contract, negligent misrepresentation and other causes of action, and requested damages including loss of benefits, costs and expenses incurred in connection with IDAS’s efforts to acquire and develop the licences, and professional fees. Legal action continues to be pursued in the United States of America.

(d)	Zambia:

The Company held a prospecting licence, which covered approximately 950 km2 in the Solwezi District in the Republic of Zambia. The Company applied for renewal of the licence in relation to a reduced area of 441 km2. This was received in October 2005 and is valid until September 30, 2006.

6

ADASTRA MINERALS INC.

Notes to Consolidated Financial Statements

(Unaudited - Prepared by Management)

(Expressed in United States dollars)

Three and six months ended April 30, 2006 and 2005

3.        Mineral property evaluation costs:

Amounts deferred in respect of mineral property evaluation costs consist of the following:

Democratic Republic of Congo - Kipushi evaluation costs:

Amount

Balance, October 31, 2005	$4,538,897

Amortization	182
Consulting	57,427
Contribution from joint venture partner	(7,500)
Exploration office and accounting	9,602
Legal	303
Salaries	40,312
Travel	3,009
103,335

Balance, April 30, 2006	$4,642,232

During the year ended October 31, 1996, the Company entered into a two-year exclusive framework agreement (the "Gécamines Agreement") with Gécamines relating to the rehabilitation of the Kipushi zinc and copper mine (the “Kipushi Project”), in the southern region of the DRC. During the year ended October 31, 1998, the Company received confirmation from Gécamines that, because delays had occurred in the research of the definition of the mining and metallurgical treatment phase of the project, requirements for the completion of feasibility studies by the Company would be delayed until a period of up to 12 months after the completion of this definition phase, such starting date to be agreed upon by the Company and Gécamines, and which the Company now expects to be in 2006.

As part of the Gécamines Agreement, the Company has agreed to prepare, at its expense, feasibility studies covering the rehabilitation and resumption of production at the Kipushi Project, various options for processing the copper-zinc ore, and an examination of the viability of the re-treatment of existing tailings. The Gécamines Agreement gives the Company the exclusive right to examine the Kipushi Project, to enter into joint ventures for ore processing and tailings processing, and to make suitable arrangements for the resumption of production. The Gécamines Agreement does not give the Company any interests in the Kipushi Project. The Company will only acquire interests in the Kipushi Project if satisfactory results are obtained from the feasibility studies and if agreements, both satisfactory and conforming with the New Mining Code, can be negotiated with Gécamines and the GDRC.

The agreement also specifies that the Company and Gécamines will collaborate on exploration and development over the area of certain Gécamines concessions.

7

ADASTRA MINERALS INC.

Notes to Consolidated Financial Statements

(Unaudited - Prepared by Management)

(Expressed in United States dollars)

Three and six months ended April 30, 2006 and 2005

3.        Mineral property evaluation costs (continued):

On July 17, 2000, the Company entered into an option agreement (the “Option Agreement”) with the Zinc Corporation of South Africa Limited, since renamed Kumba Base Metals Limited (“Kumba”). Pursuant to the Option Agreement, Kumba had an option to elect to earn up to a 50% interest in the Kipushi Project. During the year ended October 31, 2001, following the performance of due diligence, Kumba exercised its option to participate in the Kipushi Project. On execution of the option, Kumba deposited the option fee of $100,000 into a joint account, to meet expenditures incurred in negotiating commercial agreements between the Company, Kumba and Gécamines.

On January 30, 2002, the Company signed, and, in November 2004 and September 2005, amended, a joint venture agreement with Kumba, whereby Kumba could earn up to 50% of the Company’s interest in the Kipushi Project by incurring $3,500,000 of expenditures on the Project, including the conducting of feasibility studies. Kumba was not obliged to conduct the feasibility studies until commercial agreements for the rehabilitation and resumption of the Kipushi mine had been entered into between the Company, Kumba and Gécamines, security of tenure achieved via an agreement with Gécamines, and Governmental approval received. During 2003, Kumba deposited a further $100,000 into the joint venture account to meet expenditures incurred towards achieving such an agreement. Kumba was required to fund the $3,500,000 of expenditures, less already recognized expenditures of $300,000 by Kumba, over a 28 month period commencing with the completion of these items, which must be no later than October 31, 2006, otherwise the agreement will terminate.

4.	Long-term debt:

During the quarter ended April 30, 2006, the IDC and IFC paid combined proceeds of $1,059,280 for their participation in the loans made by CMD to KMT. The loans currently bear interest at 12% per annum and are repayable after KMT commences production on the Kolwezi project and generates adequate positive cash flow.

5.	Share capital:
(a) Share capital:

Number

of shares	Amount

Balance, October 31, 2005	70,940,022	$67,348,642

For options exercised cashlessly	3,319,947	3,289,946
For options exercised conventionally	413,500	587,582
For warrants exercised conventionally	855,646	897,756
For private placement, net of issuance costs	6,000,000	8,138,669

Balance April 30, 2006	81,529,115	$80,262,595

8

ADASTRA MINERALS INC.

Notes to Consolidated Financial Statements

(Unaudited - Prepared by Management)

(Expressed in United States dollars)

Three and six months ended April 30, 2006 and 2005

5.        Share capital (continued):

(b)	Share purchase warrants:

Warrants outstanding at April 30, 2006:

Balance		Balance
October 31,			April 30,
2005	Issued	Exercised	2006	Exercise price	Expiry date

1,690,122	21,170	(855,646)	855,646	CDN$0.75	February 12, 2008

There were 21,170 warrants granted during the six months ended April 30, 2006.

During the six months, there were 855,646 warrants exercised for total cash proceeds of CDN$641,734.

The Company recorded stock-based compensation within Mineral Property expenditures of $41,918 in respect of the 21,170 warrants granted during the six months to April 30, 2006 and $183,282 as a result of the vesting of warrants granted in previous periods.

(c)	Share options:

Weighted

average price

(CDN $)

Options outstanding, October 31, 2005	7,991,209	CDN$	1.47
Granted		-	-
Cancelled / expired	(237,500)		1.46
Exercised	(7,753,709)		1.47

Options outstanding, April 30, 2006	-	CDN$	-

There were no stock options granted during the six months ended April 30, 2006.

During the six months there were 413,500 options exercised in the conventional manner for total proceeds of CDN$298,500. In addition, 7,340,209 options were exercised using the cashless exercise arrangement, and resulting in the issuing of a further 3,319,947 shares.

There were also 205,000 unvested share options with an exercise price of CDN$1.60 per share and 32,500 unvested share options with an exercise price of CDN$0.60 per share cancelled during the six months ended April 30, 2006.

The Company recorded stock-based compensation expense within Mineral Property expenditures of $8,772 and stock-based compensation expense of $986,456 as a result of the vesting of options granted in previous periods.

9

ADASTRA MINERALS INC.

Notes to Consolidated Financial Statements

(Unaudited - Prepared by Management)

(Expressed in United States dollars)

Three and six months ended April 30, 2006 and 2005

5.        Share capital (continued):

(d)	Contributed surplus:

Balance, October 31, 2005	$5,685,029
Stock-based compensation (note 5(c))	986,456

Stock-based compensation included in consulting costs

deferred in mineral properties	233,972
Transferred to share capital on exercise of stock options for cash	(328,265)
Transferred to share capital on cashless exercise of options	(6,216,034)

Balance, April 30, 2006	$361,158

6.	Segmented information:

The Company’s operations are primarily directed towards the acquisition, exploration and development of mineral resource properties and represent a single reportable segment. All material revenues of the Company are attributable to the corporate head office.

Property, plant and equipment, including mineral properties and mineral property evaluation costs, by geographic area are as follows:

April 30,	October 31,
2006	2005

Capital assets by geographic area:

Democratic Republic of Congo	$19,961,459	$25,250,214
Angola	1,214,391	1,214,391
Zambia	1	1
United Kingdom	318,597	34,831

$21,494,448	$26,499,437

7.	Offer assessment costs:

On January 18, 2006 First Quantum Minerals Ltd. (“First Quantum”) announced an unsolicited offer to acquire all the outstanding common shares of the Company. Under the terms of the offer, the Company’s stockholders would receive one First Quantum share for every 17.5 of the Company’s shares held. In order to assess the unsolicited offer, the Company appointed a Special Committee and engaged advisors, which has resulted in $2,741,627 in costs being incurred during the quarter ended January 31, 2006.

10

ADASTRA MINERALS INC.

Notes to Consolidated Financial Statements

(Unaudited - Prepared by Management)

(Expressed in United States dollars)

Three and six months ended April 30, 2006 and 2005

7.        Offer assessment costs (continued):

On April 11, 2006, the Company’s then Board of Directors entered into a definitive support agreement with First Quantum with regard to an improved offer from First Quantum. The improved offer to the Company’s shareholders was for either: (a) CDN$2.92 in cash per Adastra share or (b) one First Quantum share plus CDN$0.265 in cash for every 14.76 Adastra shares tendered subject to pro-ration based on a maximum of approximately 4.9 million First Quantum shares and a maximum of approximately CDN$41 million in cash. On consideration of the terms of the improved offer, the then Board of Directors unanimously recommended that the Company’s shareholders accept the improved offer. As a result of considering this improved offer, the Company incurred a further $6,244,700 in assessment costs during the three months ended April 30, 2006.

On April 28, 2006, the offer expired. As of this date, 61,191,821 Adastra shares had been tendered into the First Quantum offer. As all of the Company’s outstanding stock options vest as a result of this change in control, the Company has recorded stock compensation expense of $986,456 for the vesting of these options which were granted in prior periods.

As at April 30, 2006, cash of $2,971,959 had been paid into trust in respect of offer assessment costs, pending the outcome of the offer. These costs were paid subsequent to April 30, 2006, with a corresponding decrease in accounts payable and accrued liabilities recorded at the time of payment.

On May 1, 2006, First Quantum announced that it had acquired control of the Company.

11

ADASTRA MINERALS INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion and analysis should be read in conjunction with the Consolidated Financial Statements of Adastra Minerals Inc. (the “Company”) for the three and six month periods ended April 30, 2006 and 2005, and related notes (the “Consolidated Financial Statements”) prepared in accordance with Canadian generally accepted accounting principles. The following discussion and analysis highlights significant changes since the discussion and analysis in the 2005 Annual Report, which should also be referred to for additional information. The discussion is based on events that have occurred up to June 2, 2006. Except as otherwise noted, all dollar amounts contained in this discussion and analysis and the Consolidated Financial Statements are stated in U.S. dollars. Additional information relating to the Company, including the Company’s Annual Information Form (“AIF”), is available on SEDAR at www.sedar.com.

Change of Control

On January 18, 2006 First Quantum Minerals Ltd. (“First Quantum”) announced an unsolicited offer to acquire all the outstanding common shares of the Company. Under the terms of the offer, the Company’s stockholders would receive one First Quantum share for every 17.5 of the Company’s shares held. On April 11, 2006, the Company’s then Board of Directors entered into a definitive support agreement with First Quantum with regard to an improved offer for all of the Company’s shares. This improved offer was for either: (a) Cdn.$2.92 in cash per Adastra common share or; (b) one First Quantum share plus Cdn.$0.265 in cash for every 14.76 Adastra common shares tendered, subject to pro-ration based on a maximum of approximately 4.9 million First Quantum shares and a maximum of approximately Cdn.$41 million. After considering the terms of the improved offer, the then Board of Directors unanimously recommended that the Company’s shareholders accept the improved offer. When the latter expired on April 28, 2006, a total of 61,191,821 of the Company’s common shares had been tendered into the First Quantum improved offer. On May 1, 2006, First Quantum announced that it had acquired control of the Company. Following the change of control, Mr. Bernard Vavala resigned from the offices of Director and Chairman of the Company, and Messrs. John Bentley, Etienne Denis and Patrick Walsh each resigned from the office of director of the Company. With effect from May 4, 2006, Mr. Philip Pascall was appointed Director and Chairman of the Company, and Messrs. Andrew Adams, Clive Newall, and Martin Rowley were each appointed as a Director of the Company.

Results of Operations

The Company incurred a net loss for the three months ended April 30, 2006, of $8,672,434, or $0.11 per share, compared to a net loss of $807,283, or $0.01 per share, for the three months ended April 30, 2005.

The Company incurred a net loss for the six months ended April 30, 2006, of $11,865,227, or $0.16 per share, compared to a net loss of $1,549,100 or $0.02 per share, for the six months ended April 30, 2005.

The results for the three and six months ended April 30, 2006, reflect the following factors:

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The Company incurred $6,244,700 of costs during the three months ended April 30, 2006, in addition to the $2,741,627 incurred during the three months ended January 31, 2006, as a result of the offer by First Quantum Minerals Ltd. (“First Quantum”) to acquire all the common shares of the Company. In order fully to assess the unsolicited offer and the revisions made thereto, the Company appointed a special committee and engaged advisors, which resulted in these costs being incurred. There were no equivalent expenditures in the first and second quarters of 2005.

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Administration costs for the three and six months ended April 30, 2006 increased on an overall basis, compared to the three and six months ended April 30, 2005. For the three months ended April 30, 2006, administration costs increased to $2,503,140, compared with $894,322 in the corresponding period of 2005. For the six months ended April 30, 2006, administration costs increased to $3,237,455, compared with $1,796,215 in the corresponding six months of financial year 2005. The increases were principally due to increases in salaries and wages, stock based compensation, office and administration, and professional fees incurred during the periods.

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Salaries and wages increased primarily due to United Kingdom employer taxes associated with the exercise or termination of stock options. No options were exercised or terminated during the first six months of 2005; whereas 582,500 options were during the first quarter, and a further 7,171,209 during the second quarter, of 2006. Reflecting the increasing workload of the Head Office, there was also one additional staff member and more temporary help used compared to the comparable period of the prior year.

•

No options were granted during the six months ended April 30, 2006, whereas 30,000 options were granted during the corresponding period in 2005. Stock-based compensation for the three and six months ended April 30 was, however, higher in 2006 than for the corresponding periods in 2005 as a result of the accelerated vesting of options granted in prior periods due to the change of control of the Company.

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The higher professional fees during the three and six months ending April 30, 2006, compared to the corresponding periods of 2005, were mainly due to higher general corporate legal fees, and to fees associated with filing the Company’s Annual Report on Form 20-F. There were also surveyor and legal fees relating to the marketing and assignment of the lease on the Company’s previous office in London, England.

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Office and administration fees increased primarily due to the Company’s necessary relocation to larger offices during the first quarter of 2006, when the Company incurred moving costs, as well as telephone, and additional information technology costs associated with the relocation.

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Lower average cash balances resulted in lower interest income during the six months ended April 30, 2006, compared with the corresponding period of 2005. The Company holds some of its cash balances in Canadian dollars and British pounds, in anticipation of expenditures to be incurred in these currencies. The foreign exchange gain of $198,675 during the six months ended April 30, 2006, arose mainly because the majority of the proceeds of a private placement of shares were received and retained in British pounds, and the U.S. dollar weakened against the British pound after the closing of the placement on December 22, 2005.

Liquidity and Capital Resources

As at April 30, 2006, the Company had cash and cash equivalents of $10,584,484, compared to $5,595,972 at October 31, 2005, and had working capital of $5,592,542, compared to $3,794,668 at October 31, 2005.

The increase in the cash balance over the six months is mainly the result of the exercise by the Industrial Development Corporation of South Africa (“IDC”) and the International Finance Corporation (“IFC”) of options to acquire interests in the Company’s Kolwezi Tailings project, and of a private placement of the Company’s shares in December 2005. In March 2006, the IDC acquired 10.0%, and the IFC 7.5%, of the Company’s subsidiary Kingamyambo Musonoi Tailings S.A.R.L. (“KMT”) through their option exercises, and as a result the Company’s interest in KMT is now 65%. As part of those exercises, the IDC and IFC acquired corresponding participating interests in the other aspects of the Kolwezi Tailings project, and the Company’s subsidiary Congo Mineral Developments (“CMD”) accordingly received altogether $12,069,858. The private placement in December 2005 generated net cash proceeds equivalent to $8,138,669. In addition, conventional exercises of 413,500 stock options during the six months ended April

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30, 2006, provided net cash proceeds of Cdn.$298,500; and the exercise by the IFC of 855,646 warrants in April, 2006, provided a further Cdn.$641,734. Offsetting these cash inflows during the six month period were expenditures on the Kolwezi Tailings, Kolwezi Subsurface, DRC quarries, and Kipushi properties, the acquisition of a lease and improvements to a new office in London, and the loss from operations excluding the non-cash stock based compensation and amortization expense.

The Company’s Consolidated Financial Statements have been prepared assuming the Company will continue on a going-concern basis. The Company has incurred losses since inception, and the ability of the Company to continue as a going concern over the long term depends upon its ability to develop profitable operations and to continue to raise adequate financing. On May 1, 2006, First Quantum Minerals announced that it had acquired control of the Company.

During the six month period ended April 30, 2006, there have been no material changes in the critical accounting estimates as compared to those disclosed in the Company’s latest annual Management’s Discussion and Analysis for the year ended October 31, 2005 contained in its October 31, 2005 Annual Information Form, to which the reader is referred.

Tabular Disclosure of Contractual Obligations

The Company is committed to payments under a number of operating leases for various office premises and other accommodation through to May 2011. The following table lists as of April 30, 2006 information with respect to the Company’s known contractual obligations.

In addition to the above, once all financing arrangements for the Kolwezi Tailings Project to proceed with construction have been completed, CMD, IDC, IFC, and any other participating parties, are committed pro-rata to pay to Gécamines the $10,000,000 balance of the consideration for the Tailings Exploitations Rights (“TER”). (The initial $5,000,000 of the $15,000,000 total was paid during the 2004 financial year following the transfer of the TER to KMT).

The Company has not accrued debts, aggregating approximately $246,000, claimed by certain former shareholders of IDAS, a subsidiary of the Company acquired in 1998, as the Company has not been able to verify the debts. There remain 13,078 common shares of the Company held in escrow for the same reason.

Mineral Property Projects

As at April 30, 2006, amounts capitalized in respect of mineral properties decreased to $16,362,833, from $21,760,738 at October 31, 2005, reflecting $5,932,246 in costs incurred, less $11,368,638 of contributions received towards costs, on the Company’s Kolwezi Tailings Project; $13,791 on the Company’s Kolwezi Subsoil licence; and $24,696 on the Company’s DRC Quarry licences.

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Capitalized mineral property evaluation costs increased to $4,642,232, from $4,538,897 at October 31, 2005, reflecting $103,335 of costs incurred on the Company’s Kipushi Project.

Kolwezi Tailings Project, DRC

During the six months ended April 30, 2006, the Company continued to advance its Kolwezi Tailings Project. In February 2006, the Company announced that, subject inter alia to negotiation of definitive documentation and approval of both companies’ Board of Directors, it had reached an agreement under which Mitsubishi Corporation was to purchase a 14.9% state in the Kolwezi Tailings Project. Negotiations ceased when the Company’s then Board of Directors recommended that shareholders should accept First Quantum Minerals’ improved offer for the Company.

As a result of the acquisitions from CMD of interests in the Kolwezi Tailings Project that were completed by IDC and IFC in March 2006, the shareholdings in KMT are now:

CMD	65.0%
Gécamines	12.5%
IDC	10.0%
IFC	7.5%
Government of DRC	5.0%

The Kolwezi Tailings Project Definitive Feasibility Study (“DFS”) was completed in early March 2006. The projected annual production capacities of approximately 5,900 tonnes of cobalt and 33,200 tonnes of copper are more than 7% higher for cobalt, and 10% higher for copper, than the estimates Adastra announced in December 2004. Total project capital costs (including owners’ costs, engineering, procurement and construction fees and contingencies, insurance, first-fill, and spares) are anticipated to be $305 million in October 2005 terms. The higher projected production levels more than offset the operating and capital cost increases when calculating the net present value of the Kolwezi Tailings Project.

Following the approval of the Environmental Assessment Plan by the DRC Ministry of Mines’ Direction chargeé de la Protection de l’Énvironnement Minier (“DPEM”) in August 2005, work continued on an Environmental & Social Impact Assessment (“ESIA”) meeting Equator Principles and World Bank Guidelines: key requirements of project finance lenders. The ESIA was completed and released in conjunction with the DFS in early March 2006; and the IFC confirmed that it had been completed to “international best practice on social and environmental assessment”.

In parallel with the DFS and ESIA, negotiations continued on a long term electricity supply contract for the Project, on long term sales agreements and marketing arrangements for the Project’s output of cobalt and copper, and on preparations for project financing.

In December 2005, the Company announced that it had mandated the Royal Bank of Scotland as a senior arranger for an untied commercial bank tranche of the Kolwezi Tailings Project financing for US$60-75 million with an eight year maturity; and, in January 2006, that it had mandated Investec Bank Limited and the Industrial Development Corporation of South Africa Limited to co-arrange a South African export credit tranche of the project financing for $80-120 million with a ten year maturity. Progression into lender due diligence and detailed documentation was suspended near the end of the second quarter of financial year 2006 when the Company’s then Board of Directors recommended that shareholders should accept First Quantum Minerals’ improved offer for the Company.

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Kipushi Project, DRC

In fiscal year 2003, the Company and Gécamines agreed that priority should be given to finalising the Kolwezi Contract of Association. Following the execution of the latter in March 2004, negotiations on the proposed revisions to the Kipushi Framework Agreement were planned to recommence. Meetings were, however, postponed until after the end of fiscal year 2004, pending Gécamines’ detailed review of, and response to, the proposals previously submitted by the Company.

Gécamines’ response was received during the quarter ended January 31, 2005, and, following discussion as to the appropriate way to take the Kipushi Project forward, the Company began a technical and economic reassessment of the project during the quarter ended July 31, 2005. The results of this reassessment formed the basis for a proposal to progress the project that was submitted to Gécamines during the second quarter of financial year 2006. Once agreement on a revised framework has been reached with Gécamines, and necessary approvals have been obtained from the government of the DRC, the Company expects that a full feasibility study of the project will be undertaken. Kumba Base Metals Limited can earn up to 50% of the Company’s interest in the Kipushi Project by incurring $3,500,000 (less already recognized expenditure by Kumba of $300,000) of expenditures on the Project, including the conducting of feasibility studies.

Angolan Projects

During the year ended October 31, 2004, the Company found it impossible to progress matters further with Endiama in relation to its rights with regard to two mineral properties in Angola. In September 2004, it became clear that Endiama had repudiated its contractual obligations. Consequently, the Company announced that it would be seeking legal redress. The Company filed a legal suit against Endiama in Texas, United States of America in May 2005 citing breach of contract, negligent misrepresentations and other causes of action, and requesting damages including loss of benefits, costs and expenses incurred in connection with IDAS’s efforts to acquire and develop the licences, and professional fees. The case was transferred from a Texas State court to a Texas Federal court on application by Endiama’s lawyers, following which the Company’s lawyers withdrew the legal suit in Texas and re-filed suit with a US Federal court in Washington D.C.. In mid-May 2006, the Company’s lawyers served a summons on Endiama and another party. Although the Company has been advised by counsel that it has a strong case, the outcome of litigation can never be predicted with certainty.

The Company’s presence in Angola remains at a minimal level pending the outcome of the legal action being taken in the United States of America, and the Company has expensed all costs incurred in connection with Angola since the end of the 2005 Financial Year.

Kolwezi Subsoil, DRC

The Company’s wholly owned subsidiary, Roan Prospecting and Mining Sprl, holds the subsurface copper and cobalt exploration rights under the whole of the Kolwezi Tailings Project licence area in the DRC. In March, the Company announced encouraging results from initial reconnaissance sampling work; and a drilling programme to be undertaken during the dry season is being prepared.

DRC Quarries

During the quarter ended January 31, 2006, the Company announced that it had acquired ten quarry licences in the DRC (two for aggregates, located close to Kolwezi; and eight for limestone, located approximately 45 km north-east of Kolwezi). Work has begun on evaluating these licences, and in particular regarding the quarries’ potential to supply aggregate for use during construction of the Kolwezi Tailings plant, and to supply limestone and lime during the plant’s operations.

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Related Party Transactions

During the six months ended April 30, 2006, the Company paid or accrued an aggregate of $204,252 for legal and offer assessment services (2005 - $85,952 for legal services) to a law firm in which a director of the Company is a partner. In addition, the Company has paid or accrued $nil (2005 - $1,000) for consulting services to a non-executive director, and $nil (2005 - $7,860) for consulting services to a company in which a then director has an interest.

Risk Factors

The risk factors affecting the Company are substantially unchanged from those disclosed in the October 31, 2005 annual Management's Discussion & Analysis contained in its October 31, 2005 Annual Information Form, to which the reader is referred.

Summary of quarterly results

A summary of quarterly results for each of the eight most recently completed quarters is as follows:

		2006			2005			2004
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3

Interest income	$ 87,586	$ 72,454	$ 61,045	$ 81,339	$ 99,126	$ 110,172	$ 101,794	$ 99,675

Loss for period	$ 8,672,434	$ 3,192,793	$ 583,602	$ 485,774	$ 807,283	$ 741,817	$ 429,328	$ 601,173

Basic and diluted loss per share	$ 0.11	$ 0.04	$ 0.01	$ 0.01	$ 0.01	$ 0.01	$ 0.01	$ 0.01

The main factors underlying the variations in these quarterly results are the unsolicited offer for all of the Company’s common shares that was announced by First Quantum in the first quarter, and that continued throughout the second quarter of 2006 (significant costs were incurred in evaluating the offer and revisions thereof), exchange rate fluctuations (particularly in the value of the U.S. dollar against the Canadian dollar and British pound), and the timing of the vesting of options (all those outstanding at the time of the close of the First Quantum offer vested due to the change in control).

Forward Looking Statements

This discussion contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 concerning the Company’s plans for its Kolwezi Tailings Project, Kipushi Project, Angolan Projects, Kolwezi Subsoil, and DRC Quarries, and the resource size and economic potential of those projects. These forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including without limitation, risks and uncertainties relating to political risks involving the Company’s operations and the policies of other nations and organizations towards companies doing business in such jurisdictions, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company’s Annual Report on Form 20-F for the year ended October 31, 2005 and Reports on Form 6-K filed with the Securities and Exchange Commission.

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Form 52-109F2 – Certification of Interim Filings

I, Timothy Philip Read, Chief Executive Officer of Adastra Minerals Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Adastra Minerals Inc., (the issuer) for the interim period ending April 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: 12TH JUNE 2006

Timothy Philip Read
Chief Executive Officer

Form 52-109F2 – Certification of Interim Filings

I, Thomas David Button, Chief Financial Officer of Adastra Minerals Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Adastra Minerals Inc., (the issuer) for the interim period ending April 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: 12TH JUNE 2006

T. D. Butt

Thomas David Button
Chief Financial Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADASTRA MINERALS INC. (Registrant)
Date June 14, 2006
By: /s/ Paul C. MacNeill Paul C. MacNeill, Director